Exhibit 21

SUBSIDIARIES

	Jurisdiction of	Percentage of
	Incorporation or	Ownership
Name of Subsidiary	Organization

Home System Group International	British Virgin Islands	100%

Holy (HK) Limited	Hong Kong	100%

Oceanic International (Hong Kong), Ltd.	Hong Kong	100%

Oceanic Well Profit, Inc.	China	100%